Willbros Group, Inc.
Statements Regarding Computation of Ratios	Exhibit 12

		Years Ended December 31,
	Three Months Ended March 31, 2017	2016	2015	2014	2013	2012
Earnings:
Loss from continuing operations before income taxes	$(18,336)	$(44,312)	$(118,580)	$(74,379)	$(40,690)	$(48,622)
Plus: Fixed charges	5,213	21,744	40,792	44,782	47,715	43,406

Total Earnings	$(13,123)	$(22,568)	$(77,788)	$(29,597)	$7,025	$(5,216)
Fixed Charges:
Interest expense	$2,829	$11,965	$26,611	$28,840	$26,170	$20,240
Amortization of debt expense	659	2,011	642	1,957	6,224	9,237
Rental expense attributed to interest (1/3)	1,725	7,768	13,539	13,985	15,321	13,929

Total Fixed Charges:	$5,213	$21,744	$40,792	$44,782	$47,715	$43,406
Ratio of earnings to fixed charges	(1)	(1)	(1)	(1)	(1)	(1)

(1)	Earnings for the three months ended March 31, 2017 and the years ended December 31, 2016, 2015, 2014, 2013 and 2012 were insufficient to cover fixed charges by $18.3 million, $44.3 million, $118.6 million, $74.4 million, $40.7 million and $48.6 million, respectively.